UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from                                                to

Commission File Number 001-32324

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

U-Store-It, L.P.
401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

U-Store-It Trust

460 East Swedesford Road
Suite 3000
Wayne, PA 19087

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

U-Store-It, L.P. 401(k) Retirement Savings Plan

By:	/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer
U-Store-It Trust

Date: June 30, 2011

2

U-Store-It, L.P.
401(k) Plan
Financial Statements and
Supplemental Schedule
December 31, 2010 and 2009

U-Store-It, L.P. 401(k) Plan

Contents

December 31, 2010 and 2009

*Refers to part and item number in Schedule H of the Form 5500 (Annual Return/Report of Employee Benefit Plan).

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Committee of

U-Store-It, L.P. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of U-Store-It, L.P. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WeiserMazars LLP

Horsham, PA

June 30, 2011

U-Store-It, L.P. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009

Assets
Cash	$7,026	$—

Investments, at fair value
Mutual funds	2,929,174	—
Group annuity contract	2,314,209	—
U-Store-It Trust common stock	750,302	652,274
Pooled separate accounts	—	3,398,823
General Guaranteed Interest Account	—	168,467
Participant-directed brokerage accounts	5,743	—

Total investments	5,999,428	4,219,564

Contributions receivable
Participants	94,515	—
Employer	35,736	—

Total contributions receivable	130,251	—

Net assets available for benefits	$6,136,705	$4,219,564

The accompanying notes are an integral part of these financial statements.

U-Store-It, L.P. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions
Investment income
Interest and dividend income	$56,117
Net appreciation (depreciation) in fair value of investments
Mutual funds	250,020
Group annuity contract	42,449
U-Store-It Trust common stock	170,325
Pooled separate accounts	131,393
Participant-directed brokerage accounts	99

Total investment income	650,403

Contributions
Participants	992,423
Employer	383,370
Rollovers	273,226

Total contributions	1,649,019

Total additions	2,299,422

Deductions
Benefits paid to participants	324,038
Administrative expenses	58,243

Total deductions	382,281

Net increase	1,917,141

Net assets available for benefits at beginning of year	4,219,564

Net assets available for benefits at end of year	$6,136,705

The accompanying notes are an integral part of these financial statements.

U-Store-It, L.P. 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.                          Description of the Plan

The following description of the U-Store-It, L.P. 401(k) Plan (the “Plan”) (formerly, the U-Store-It, L.P. 401(k) Retirement Savings Plan) provides only general information.  Participants should refer to the Plan document for a complete description of the Plan.

General

The Plan is a defined contribution (401(k) salary deferred) plan which provides savings benefits to eligible employees.  Under the Plan, all employees of U-Store-It, L.P. (the “Company”) who have met eligibility requirements can participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participation

Effective February 1, 2010, an employee may elect to participate in the Plan as of the first pay period coincident with the first of the month following attainment of the age of 21 and completion of six months of service.  Previously, an employee could elect to participate in the Plan as of the first pay period coincident with the first of the month following attainment of the age of 21 and completion of 30 days of service.  Unless employees elect otherwise, eligible participants are automatically enrolled in the Plan.

Contributions

Participating employees may elect to contribute up to 100% of eligible compensation on a pre-tax basis.  These elective pre-tax contributions may not exceed federally established limits on an annual basis.  The Company may elect to make matching contributions and additional discretionary contributions.

The Company’s matching contribution for a participant is 50% of the first 6% of the participant’s elective deferral contribution.  Unless employees elect otherwise, eligible participants are deemed to have elected to make an automatic contribution of 2% of compensation.  Company matching contributions are made for employee deferrals beginning after the completion of six months of service.

No additional discretionary contribution was made for 2010 by the Company.

Vesting

The participants’ contributions and earnings thereon are fully vested at all times.  Employer contributions are fully vested upon the occurrence of certain events, or vesting is based on years of continuous service in accordance with the following schedule:

Years of Service	Vesting Percentage

Less than 1	0%
1 but less than 2	50%
2 or more	100%

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings of the investments the participant has selected and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

U-Store-It, L.P. 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to pay either Plan expenses or to offset Company contributions, at the Company’s discretion.  Company contributions were reduced by $1,588 in 2010, from forfeited nonvested accounts.  There was $7,026 of forfeitures available to reduce future Company contributions at December 31, 2010.

Payment of Benefits

On termination of service, a participant receives a lump sum amount equal to the value of the participant’s vested interest in his or her account.

Investment Options

Beginning in 2010, Plan investment options include a group annuity contract, mutual funds and participant-directed brokerage accounts. For the Plan year ended December 31, 2009, Plan investment options included a guaranteed interest account, pooled separate accounts and Company stock.  Participants designate individual investment elections for both employee and employer contributions among the available investment options.

2.                          Summary of Significant Accounting Policies

This summary of significant accounting policies of the Plan is presented to assist in understanding the Plan’s financial statements which are prepared in conformity with accounting principles generally accepted in the United States of America.

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment, if any, of the fully benefit-responsive investment contracts from fair value to contract value.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Plan presents, in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments bought and sold as well as held during the year.  Interest is recorded when earned, based on the terms of the investments and the periods during which the investments are owned.  Dividends are recorded on the ex-dividend date.  Purchases and sales of investments are reflected on a trade-date basis.

U-Store-It, L.P. 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses are paid by the Company or the Plan at the Company’s discretion.  Various fees and expenses are currently being charged directly to the Plan.

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

Subsequent Events

The Plan has evaluated events and transactions subsequent to the Plan’s year end through the time these financial statements were issued on June 30, 2011.  Based on this evaluation, the Plan is not aware of any events or transactions that occurred subsequent to the Plan’s year end and through this date that would require recognition or disclosure in the financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3.                          Fair Value Measurements

The Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

Level 1                                  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                  Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

U-Store-It, L.P. 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

U-Store-It Trust common stock:  Valued at the closing price as reported on the New York Stock Exchange

Mutual funds and participant-directed brokerage accounts:  Valued using quoted market prices in an active market

Group annuity contract:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.  At December 31, 2010, contract value approximates fair value.

Pooled separate accounts:  Valued at estimated fair value as determined by Principal Life Insurance Company (“Principal”) based on its valuation of the underlying securities as of the last day of the Plan year.

General Guaranteed Interest Account:  Valued at estimated fair value as determined by Principal, based on the fair value of underlying investments, because it is not fully benefit responsive.

There have been no changes in the methodologies used at December 31, 2010 and 2009.  The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Level 1	Level 2	Total

Mutual funds
Balanced funds	$76,813	$—	$76,813
Bond funds	261,786	—	261,786
Blend funds	1,659,290	—	1,659,290
Growth funds	314,851	—	314,851
Value funds	193,906	—	193,906
Sector funds	155,222	—	155,222
Target funds	267,306	—	267,306
Total mutual funds	2,929,174	—	2,929,174
U-Store-It Trust common stock	750,302	—	750,302
Participant-directed brokerage accounts	5,743	—	5,743
Group annuity contract	—	2,314,209	2,314,209

Total assets at fair value	$3,685,219	$2,314,209	$5,999,428

U-Store-It, L.P. 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Total

Pooled separate accounts
Balanced funds	$—	$64,750	$64,750
Bond funds	—	181,423	181,423
Blend funds	—	674,455	674,455
Growth funds	—	452,435	452,435
Value funds	—	311,586	311,586
Money market funds	—	1,714,174	1,714,174
Total pooled separate accounts	—	3,398,823	3,398,823
U-Store-It Trust common stock	652,274	—	652,274
General Guaranteed Interest Account	—	168,467	168,467

Total assets at fair value	$652,274	$3,567,290	$4,219,564

4.                          Investments

Investments that represent 5% or more of the fair value of the Plan’s assets as of December 31, 2010 and 2009 are as follows:

	2010		2009

Group Annuity Contract
Transamerica Life Insurance Company Stable Value Advantage	$2,314,209			*

Mutual Funds
Vanguard Mid Cap Index Inv	518,698			*
Transamerica Partners Funds Group Stock Index Fund	412,185			*
American Funds EuroPacific Growth R3	398,006			*

Pooled Separate Accounts
Money Market Account		*	1,714,174
Diversified International Account		*	318,898
Large Cap Stock Index Account		*	293,712
Large Cap Growth II Account		*	242,957

U-Store-It Trust Common Stock	750,302		652,274

* Was not an investment option at December 31.

U-Store-It, L.P. 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

5.                          Group Annuity Contract

In 2010, the Plan entered into a benefit-responsive guaranteed investment contract with Transamerica Life Insurance Company (Stable Value Advantage).  Transamerica Life Insurance Company maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the amount of principal and interest credited to participants holding the investment.

Because the contract is fully benefit-responsive, contract value is the relevant measurement for that portion of the net assets available for benefits.  Contract value, as reported to the Plan by Transamerica Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  At December 31, 2010, contract value approximates fair value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is reset monthly as of the beginning of each month, during which the new interest rate is applied daily to the total outstanding balance of the investment.

The average yield earned and the average rate credited to participants, based on the fair value of the investment contract, was approximately 2.97% and 2.90%, respectively, for 2010.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan) and 2) a significant decline in the creditworthiness of Transamerica Life Insurance Company whereby the Stable Value Advantage investment choice may no longer be considered fully benefit-responsive.  The Plan administrator and Transamerica Life Insurance Company do not believe that any events which would limit the Plan’s ability to transact at contract value with the participants are probable of occurring.

6.                          Guaranteed Interest Account

During 2009, the Plan provided an investment option to invest in a non-benefit-responsive guaranteed interest account with Principal.  Principal maintains the contributions in a general account.  The account is credited with a guaranteed and fixed rate of return.  The guaranteed interest account is contractually obligated to repay the principal and specified interest rate that is guaranteed to the Plan by Principal.

The guaranteed interest account is non-benefit-responsive and therefore, fair value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account.

The guaranteed interest account promises contract value for a benefit event, such as a termination, death, disability or retirement.  However, there is a market value adjustment, which is also called a surrender charge, when funds are withdrawn prior to their maturity or for a non-benefit event, such as a withdrawal from the account for a change in investment option.

The guaranteed interest account does not permit Principal to terminate the agreement prior to the scheduled maturity date.

U-Store-It, L.P. 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

If all or a portion of a guaranteed interest account is surrendered (not dependent upon the death, termination of employment, disability or retirement of a participant), the amount available will be reduced by a surrender charge equal to the following:

a)              If the guaranteed interest rate in effect for contracts of this class for the date of surrender is equal to or less than the composite guaranteed rate for such account, there is no charge.

b)             If the guaranteed interest rate in effect for contracts of this class for the date of surrender is greater than the composite guaranteed rate for such account, such charge is equal to:

1)              the difference between such guaranteed interest rate for such date of surrender and such composite guaranteed rate multiplied by

2)              the number of years (including fractional parts of a year) remaining in the guarantee period for such guaranteed interest account multiplied by

3)              the amount being surrendered

If the entire account is surrendered, such guaranteed interest account will be applied on the date of surrender and the difference between the amount applied and the surrender charge, if any, determined above will be paid or transferred.

7.                          Tax Status

Transamerica Financial Life Insurance Company established a Volume Submitter Tax-Favored Savings and Discretionary Contribution Plan and Trust Agreement (the “volume submitter plan”) that an employer can adopt for its company.  On March 31, 2008, the Internal Revenue Service (“IRS”) stated that the volume submitter plan established by Transamerica Financial Life Insurance Company, as then designed, was qualified under Section 401 of the Internal Revenue Code (“IRC”).  Effective February 1, 2010, the Company adopted the Transamerica Financial Life Insurance Company volume submitter plan.  The Plan has not received a determination letter specific to its adoption of the volume submitter plan; however, the Plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

Prior to February 2010, the Company adopted a prototype plan.  On November 20, 2000, the IRS stated that the prototype adopted by the Plan, as then designed, qualified under Section 401(k) of the IRC.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes that it is no longer subject to income tax examinations for years prior to 2007.

8.                          Plan Termination

The Company reserves the right to alter, amend or terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their accounts.  Presently, there is no intention on the part of the Company to terminate the Plan.

U-Store-It, L.P. 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

9.                          Related Party Transactions

During 2010, the Plan’s investments included a group annuity contract and a mutual fund managed by affiliates of Transamerica Financial Life Insurance Company, the custodian of the Plan.  Therefore, these transactions qualified as party-in-interest transactions.  Administrative fees paid to Transamerica Financial Life Insurance Company and its affiliates totaled $27,515 for 2010.

During 2009, the Plan’s investments included a guaranteed interest account and pooled separate accounts managed by Principal Life Insurance Company.  Principal was the custodian as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions.  Administrative fees paid to Principal totaled $30,728 for 2010.

The general partner of U-Store-It, L.P. is U-Store-It Trust (NYSE: YSI).  The investment option of U-Store-It Trust common stock was added effective January 1, 2006 for both employee elective deferrals and employer matching contributions.  Effective January 1, 2010, the U-Store-It Trust common stock was discontinued as an investment option.  At December 31, 2010 and 2009, the Plan held 78,731 and 89,108 shares of U-Store-It Trust common stock with a value of $750,302 and $652,274, respectively.  Included in interest and dividend income for 2010 was $8,169 of dividends on U-Store-It Trust common stock.  During 2010, the Plan sold 10,377 shares, with a cost of $65,243, for a gain of $7,657.  During 2009, the Plan purchased 70,751 shares of U-Store-It Trust common stock at a cost of $258,913 and sold 154,220 shares, with a cost of $137,828.

10.                   Risks and Uncertainties

The Plan holds various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Supplemental Schedule

U-Store-It, L.P. 401(k) Plan

Schedule of Assets (Held at End of Year)

December 31, 2010

Plan # 001 EIN # 34-120634	Schedule H, Part IV, Item 4(i)

	(b)	(c)	(d)	(e)
(a)	Identity of issue, borrower lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current Value

*	U-Store-It Trust	Common Stock		$750,302

*	Transamerica Life Insurance Company	Group Annuity Contract Stable Value Advantage		2,314,209

		Mutual Funds
	American Funds	Growth Fund of America R3		297,880
	American Funds	Fundamental Investor R3		135,868
	American Funds	EuroPacific Growth R3		398,006
	Janus	Balanced S		76,813
	PIMCO	Total Return R		261,786
	Thornburg	International Value R3		13,677
*	Transamerica Partners Funds Group	Stock Index Fund		412,185
	Vanguard	Growth Index Inv		16,971
	Vanguard	Mid Cap Index Inv		518,698
	Vanguard	REIT Index Inv		155,222
	Vanguard	Small Cap Index Inv		299,839
	Vanguard	Target Retirement 2010		697
	Vanguard	Target Retirement 2015		891
	Vanguard	Target Retirement 2020		9,225
	Vanguard	Target Retirement 2025		22,913
	Vanguard	Target Retirement 2030		109,084
	Vanguard	Target Retirement 2035		3,721
	Vanguard	Target Retirement 2040		18,796
	Vanguard	Target Retirement 2045		63,253
	Vanguard	Target Retirement 2050		38,726
	Vanguard	Total International Stock Index		16,885
	Vanguard	Value Index Inv		58,038

	Charles Schwab Institutional	Participant-directed Brokerage Accounts Personal Choice Retirement Account		5,743

				$5,999,428

* Indicates Party-in-interest to the Plan.

** Cost is not required for participant-directed investments.